

May 18, 2011

Via E-mail

Mr. Robert A. Shiver
President
PrimeCare Systems, Inc.
610 Thimble Shoals Blvd. Ste 402A
Newport News, VA 23606

> **Re: PrimeCare Systems, Inc.**
> **Form 10-K for the Fiscal Year ended June 30, 2010**
> **Filed October 12, 2010**
> **Form 10-Q for the Quarterly Period ended September 30, 2010**
> **Filed November 22, 2010**
> **File No. 001-32828**

Dear Mr. Shiver:

We issued comments to you on the above captioned filings on February 7, 2011. As of the date of this letter, these comments remain outstanding and unresolved. In this regard, we note your response to prior comment 7, that your Form 10-Q for the quarterly period ended September 30, 2010 was not reviewed by an independent registered public accounting firm pursuant to Rule 8-03 of Regulation S-X. We further note that you subsequently filed your Form 10-Q for the quarterly period ended December 31, 2010 also as "unreviewed". Your response states that you were unable to procure a timely review of your filings due to a current lack of resources. However, the filing of your Form 10-Q's without a review by an independent registered public accounting firm represents a material deficiency and thus essentially the same as not being filed at all. As a result, you are beginning to be delinquent in your filings. We expect you to contact us by June 2, 2011, to provide a substantive response to this issue or to advise us why you are unable to respond and when you will be able to do so.

If you do not resolve this delinquency or contact us by June 2, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staffs decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

Please contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have any questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief